COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 15, 2010

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Wednesday, December 15, 2010 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to re-elect five Directors to serve for the ensuing year or until their successors are elected;

2.	to re-elect the Company’s two “Outside Directors” for a term of three years;

3.	to approve the compensation terms of the Company’s new Chairman of the Board and two Directors of the Company;

4.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2010;

5.	to approve an increase in allotment of Ordinary Shares available under the Company’s pool of options covering its options plans; and

6.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

Only shareholders who held Ordinary Shares of the Company at the close of business on Wednesday, November 10, 2010 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals.  In addition, a special majority vote will be required for approval of proposal no. 2.  In order to approve this proposal, it is required that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders) must not represent more than one percent of the voting rights in the Company.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS GIDEON MANTEL CEO and Chairman of the Board

Netanya, Israel November 15, 2010

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 15, 2010

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, December 15, 2010 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 15, 2010 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 10, 2010 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.
At the Record Date, 23,627,410 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders.  If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.  In addition, the approval of proposal 2 requires that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders) must not represent more than one percent of the voting rights in the Company.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the Investor relations documents link).

It is critical for a shareholder that holds Shares through a U.S. bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count in the election of directors (Items 1 and 2 of this Proxy Statement).  In the past, if a shareholder held Shares through a bank or broker and did not indicate how the holder wanted the Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Shares on the shareholder's behalf in the election of directors as it felt appropriate. Recent changes in U.S. regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis. Thus, if a shareholder holds Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.

PROPOSAL ONE
RE-ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten.  The Company currently has eight Directors in office.  These Directors include Yair Bar-Touv and Yair Shamir, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected for a three-year term of office on March 31, 2008.  The current term of Mr. Bar-Touv and Mr. Shamir will expire in March 2011, and therefore the Company has included their proposed reelection in proposal 2 below.  Shareholders are being asked to reelect the five directors listed below.  As recently announced by the Company, Gideon Mantel, the Company's Chief Executive Officer and Chairman of the Board has decided to retire on January 1, 2011 and will not stand for reelection to the Board at this Annual Meeting.  Thus, if all of the Company’s nominees are elected under this proposal 1 and proposal 2 below, following the Annual Meeting there will be seven members of the Board in office, and Lior Samuelson will replace Gideon Mantel as the Chairman of the Board.

In accordance with Israel's Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of Israel's Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The Company’s Nominating Committee recommended that the following five nominees be re-elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Hila Karah(1)(3)(4)	41	Director
Amir Lev	50	President, Chief Technology Officer and Director
Aviv Raiz(1)(4)	52	Director
Lior Samuelson	61	Director and prospective Chairman of the Board
Lloyd E. Shefsky(2)(3)(4)	69	Director

There is no familial relationship between any of the Directors or Executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv)
(2)	Member of Audit Committee (in addition to Yair Bar-Touv and Yair Shamir)
(3)	Member of Nominating Committee (in addition to Yair Shamir)
(4)	Determined by the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2). Yair Bar-Touv and Yair Shamir are also independent directors of the Company

  Hila Karah has been a member of the Board since 2008.  She has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz has been a member of the Board since 2005.  He is the founder and President of Eurotrust Ltd.  Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Lior Samuelson has been a member of the Board since August 2010.  He is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. During his extensive career, Mr. Samuelson served as chairman, CEO and board member of several companies in technology, telecom, financial services and management consulting.  In 2008, he was the chairman of Deltathree (DDDC); from 1997 to 1999, he was the president and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the president and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. He previously was a managing partner with KPMG and held a senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Tech.

Lloyd E. Shefsky has been a member of the Board since 2003.  He is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations.  Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

Proposal

The shareholders are being asked to reelect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO
RE-ELECTION OF OUTSIDE DIRECTORS

Background

Israel’s Companies Law requires that the Company have at least two Outside Directors. The Outside Directors must meet certain statutory requirements of independence. All Outside Directors must serve on the Company’s Audit Committee, and at least one Outside Director must serve on each committee of the Board.  The term of office of an Outside Director is three years, and may be extended for one additional term of three years.

Yair Shamir and Yair Bar-Touv were appointed to their initial term as Outside Directors in March 2008. Therefore, they are close to completing their first term of office as Outside Directors.

Shareholders are being asked to re-elect Mr. Bar-Touv and Mr. Shamir as Outside Directors under Israel’s Companies Law for an additional term of three years commencing March 31, 2011 (following the end of their current term of office). Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above. In the event that any nominee is unable or declines to serve as an Outside Director, at the time of the Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as an Outside Director.

Our Nominating Committee and Board of Directors recommend that Mr. Bar-Touv and Mr. Shamir be re-elected as Outside Directors for such three year term.  Our Nominating Committee and Board have found that Mr. Bar-Touv and Mr. Shamir have all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ, and determined that, in light of their expertise and experience, their  re-election as Outside Directors would be for the benefit of the Company and shareholders. Furthermore, each of them has certified to the Company that he meets all other requirements in connection with the election of an Outside Director under Israel's Companies Law.  If re-elected, Mr. Bar-Touv and Mr. Shamir will rejoin our Audit Committee, to which they have provided dedicated service over the past three years.

Yair Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes.  Mr. Bar-Touv is also the former CEO of Elron Telesoft  and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics.  Mr. Bar-Touv holds an M.Sc in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc in Electronic Engineering from Ben-Gurion University (1981).

Yair Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries.  From 2004-2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm.  From 1997-2005 Served as Chairman and CEO of VCON Telecommunications Ltd.  From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P.  From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd.  From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force.  He currently serves as a director of DSP Group Corporation and also serves as director of other private hi-tech companies.  Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Proposal

The shareholders are being asked to reelect the Outside Director nominees listed above for a term of three years commencing March 31, 2011 (following the end of their current term of office).

Vote Required

The election of Outside Directors requires the vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on their election.  In addition, the shareholder approval must include at least one-third of the shareholders (other than the Company’s controlling shareholders, if any) who are present, in person or by proxy, and voting at the Annual Meeting or, alternatively, the total shareholdings of the shareholders (other than the Company’s controlling shareholders, if any) who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
APPROVAL OF COMPENSATION TERMS OF
THE NEW CHAIRMAN AND TWO DIRECTORS

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, requires shareholder approval.

In general, Nonemployee Directors receive both equity compensation - option grants in accordance with the shareholder approved Amended and Restated 1999 Nonemployee Directors Stock Option Plan - as well as per meeting cash compensation, as approved by shareholders at the annual meeting of shareholders on December 15, 2008.  Nonemployee Directors are also reimbursed for their out-of-pocket expenses incurred in attending meetings of the Board and its committees.

As recently announced by the Company, subject to his reelection to the Board at the Annual Meeting (as described in Proposal No. 1), Lior Samuelson will replace Gideon Mantel as the Chairman of the Board following the Annual Meeting, and will provide additional services to the Company in such role.  Hilah Karah is a nonemployee Director of the Company who has provided valuable consulting services to the Company during the past year, in addition to her normal services as a Board and Board committee member, for which she is compensated as noted above.  Amir Lev, who is a Director of the Company, is also the President and Chief Technology Officer of the Company.    Therefore their compensation is subject to the above-noted shareholder approval requirement (with respect to Mr. Lev’s prospective compensation as an Officer, such requirement presupposes his re-election as a Director at the Annual Meeting).

Proposal

The shareholders are being asked to approve the compensation paid to Mr. Samuelson and Ms. Karah in the amounts to be presented at the Annual Meeting, as recommended by the Compensation Committee and approved by the Audit Committee and Board.  The shareholders also are being asked to approve the compensation terms of Mr. Lev for his services as an Officer for calendar year 2011, in the amounts to be presented at the Annual Meeting, as recommended by the Compensation Committee and approved by the Audit Committee and Board.  The approval of Mr. Lev’s compensation will continue in effect for subsequent years as long as such compensation is not increased.

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that the compensation terms for Lior Samuelson, Hila Karah and Amir Lev, in the amounts and on the terms to be presented at the Annual Meeting, are hereby approved.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR
RATIFICATION OF APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2010.  Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception.  A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2010 fiscal year and to authorize the Board to set the compensation of these auditors.  Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board.  The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2010 is hereby ratified, and the Board (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FIVE
APPROVAL OF INCREASE IN ALLOTMENT OF SHARES AVAILABLE UNDER THE POOL OF OPTIONS COVERING THE COMPANY’S OPTIONS PLANS

Background

Option grants continue to be an integral part of the compensation terms offered to employees, both in terms of retention of current employees and enticing prospective employees to join the Company.  Likewise, option grants constitute a major portion of the compensation earned by non-employee Directors.

All of the Company’s stock option plans are covered under one pool of options which, as of the date of this Proxy, has available for issuance approximately 779,162 options exercisable into a like number of Shares.   According to the Company’s estimates for the upcoming years, there may be a need for additional options to be available for grant. The pool of options was last increased at the annual meeting of shareholders held on December 15, 2008, at which shareholders approved an increase of 1,200,000 options.

NASDAQ Listing Rule 5635(c) requires shareholder approval if a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

Proposal

Shareholders are being asked to approve an increase in the number of Shares allotted to the pool of options by 1,500,000 Shares.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that an increase in the number of Shares allotted to the pool of options by 1,500,000 Shares, is hereby approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2009

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2009.  The Annual Report on Form 20-F of the Company for the year ended December 31, 2009, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters The Company knows of no other matters to be submitted at the upcoming Annual Meeting. Dated: November 15, 2010